UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Iconix Brand Group, Inc.

(Name of Subject Company)

Iconix Merger Sub Inc.

(Offeror)

a wholly-owned subsidiary of

Iconix Acquisition LLC

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

451055305

(Cusip Number of Class of Securities)

Iconix Acquisition LLC

c/o Woods Oviatt Gilman LLP

1900 Bausch & Lomb Place

Rochester, New York 14604

(585) 987-2820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Robert M. Katz, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 906 1609

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,503,966.60	$5,073.58

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 14,480,623 shares of common stock, par value $0.001 per share (“Shares”), of Iconix Brand Group, Inc., a Delaware corporation (“Iconix”), issued and outstanding multiplied by the offer price of $3.15 per Share and (ii) 282,541 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $3.15 per Share. The foregoing share figures have been provided by Iconix and are as of June 29, 2021, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Iconix Acquisition LLC, a Delaware limited liability company (“Parent”), (ii) Iconix Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), (iii) Lancer Capital, LLC, a Delaware limited liability company (“Lancer”), (iv) Avram Glazer Irrevocable Exempt Trust (the “Trust”) and (v) Avram Glazer. Purchaser is a wholly owned subsidiary of Parent. Parent is wholly owned and controlled by the Trust and Avram Glazer is the sole trustee of the Trust. Lancer is managed by Avram Glazer as its managing member. This Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Iconix Brand Group, Inc., a Delaware corporation (“Iconix”), at a price of $3.15 per Share, net to the seller in cash without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated July 2, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Iconix Brand Group, Inc., a Delaware corporation. Iconix’s principal executive offices are located at 1450 Broadway 3rd Floor New York, NY 10018. Iconix’s telephone number at such address is (212) 730-0030.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of Iconix. Iconix has advised Purchaser that, as of the close of business on June 29, 2021, 14,480,623 Shares were issued and outstanding. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by Parent and Purchaser. The information set forth in “Summary Term Sheet” and Section 8 — “Certain Information Concerning Parent and Purchaser” in the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 11 — “The Merger Agreement; Other Agreements”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 19 — “Miscellaneous”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(v) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Introduction

Section 1 — “Terms of the Offer”

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Iconix”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Iconix”

Section 13 — “Certain Effects of the Offer”

Subsection (a)(2)(vi) is not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Introduction

Section 8 — “Certain Information Concerning Parent and Purchaser”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Iconix”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Iconix”

Annex A

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Introduction

Section 6 — “Price Range of Shares; Dividends”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Iconix”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Iconix”

Section 13 — “Certain Effects of the Offer”

Section 14 — “Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in “Summary Term Sheet” and Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interests in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 — “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Iconix”

Section 18 — “Fees and Expenses”

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

For purposes of subsection (a), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Iconix”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Iconix”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 16 — “Certain Legal Matters; Regulatory Approvals”

Section 19 — “Miscellaneous”

Annex A

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2021

ICONIX ACQUISITION LLC

By: Avram Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Trustee

ICONIX MERGER SUB INC.

By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Director and President

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated July 2, 2021.

(a)(1)(B)-1	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for all holders (other than un-exchanged holders).

(a)(1)(B)-2	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for un-exchanged holders.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on July 2, 2021.

(a)(5)(A)	Press release issued by Iconix Brand Group, Inc. announcing the signing of the Agreement and Plan of Merger on June 11, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Iconix Brand Group, Inc. with the SEC on June 11, 2021).

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated June 11, 2021, by and among Iconix Acquisition LLC, Iconix Merger Sub Inc. and Iconix Brand Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Iconix Brand Group, Inc. with the SEC on June 11, 2021) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Iconix Brand Group, Inc. with the SEC on June 11, 2021).

(d)(2)	Nondisclosure and Restrictive Covenant Agreement, dated December 15, 2020, by and between Lancer Capital, LLC and Iconix Brand Group, Inc.

(d)(3)	Note Purchase Agreement, dated June 11, 2021, by and between Iconix Acquisition LLC and Allianz Global Investors U.S. LLC.

(d)(4)	Equity Commitment Letter, dated June 11, 2021, by and between Lancer Capital, LLC and Iconix Acquisition LLC.

(d)(5)	Limited Guarantee, dated June 11, 2021, by Lancer Capital, LLC in favor of Iconix Brand Group, Inc.

(d)(6)	Exclusivity Agreement, dated as of December 18, 2020, between Iconix Brand Group, Inc. and Holleder Capital LLC

(d)(7)	Standstill Agreement, dated as of May 19, 2021, between Lancer Capital LLC and Iconix Brand Group, Inc.

(g)	Not Applicable.

(h)	Not Applicable.